SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Shire plc

Jersey (Channel Islands)

5 Riverwalk, City West Business Campus

Dublin, 24

Republic Of Ireland

Baxalta Incorporated

and Subsidiaries

Incentive Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Index

For December 31, 2016 and

From the Period May 1, 2015 to December 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2016 and the period from May 1, 2015 to December 31, 2015	3

Notes to Financial Statements	4-10

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2016	11-12

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and those Charged with the Governance of the Plan

Baxalta Incorporated and Subsidiaries Incentive Investment Plan

Bannockburn, Illinois

We have audited the accompanying statement of net assets available for benefits of the Baxalta Incorporated and Subsidiaries Incentive Investment Plan (“the Plan”) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the year ended December 31, 2016 and for the period from May 1, 2015 to December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended December 31, 2016 and for the period from May 1, 2015 to December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Baxalta Incorporated and Subsidiaries Incentive Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe Horwath LLP

Oak Brook, Illinois

June 28, 2017

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015 (in thousands)

	2016	2015
Assets
Investments at fair value	509,785	425,907
Investments at contract value	77,453	68,592
Total investments	587,238	494,499

Receivables
Notes receivables from participants	17,718	18,893
Sponsor contributions	15,790	15,206
Accrued interest and dividends	60	92
Total receivables	33,568	34,191
Total assets	620,806	528,690

Liabilities
Accounts payable	96	201
Total liabilities	96	201

Net assets available for benefits	$620,710	$528,489

The accompanying notes are an integral part of these financial statements.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2016 and

From the Period May 1, 2015 to December 31, 2015 (in thousands)

	2016	2015
Additions to net assets attributed to
Investment income/(loss)
Net appreciation/(depreciation) in fair value of investments	$50,499	$(9,266)
Interest	1,883	814
Dividends	486	355
Net investment income/(loss)	52,868	(8,097)

Interest on notes receivables from participants	1,561	769

Contributions
Sponsor	40,925	26,026
Participant	55,783	22,246
	96,708	48,272
Total additions	151,137	40,944

Deductions from net assets attributed to
Benefits paid	62,135	7,782
Plan expenses	1,063	425
Total deductions	63,198	8,207

Increase before transfers	87,939	32,737

Transfer from Baxter International Inc. and Subsidiaries
Incentive Investment Plan	4,282	495,752

Net increase	92,221	528,489
Net assets available for benefits
Beginning of period	528,489	—
End of period	$620,710	$528,489

The accompanying notes are an integral part of these financial statements.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan

General:

The following description of the Baxalta Incorporated and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

The Plan was established effective as of May 1, 2015 in anticipation of the spin-off of Baxalta Incorporated, (Baxalta) to shareholders of Baxter International Inc. (Baxter). The spin-off occurred on July 1, 2015. In connection with the spin-off, certain employees who had been employed by Baxter and its affiliates immediately prior to the spin-off were transferred to, and became employees of Baxalta and its affiliates. Certain of those employees were eligible to participate in the Baxter International Inc., and Subsidiaries Incentive Investment Plan (Baxter IIP) prior to the spin-off. The account balances of those transferred employees were spun-off from the Baxter IIP to the Plan contemporaneously with the corporate spin-off. Certain employee’s account balances were transferred in 2016 in conjunction with the employees transfer to Baxalta. References in these financial statements to periods prior to May 1, 2015 refer to periods where an employee may have been employed by Baxter or one of its affiliates and had been eligible for the Baxter IIP.

On January 11, 2016, Baxalta entered into an Agreement and Plan of Merger with Shire plc, a Jersey public company (“Shire”) and BearTracks, Inc., a wholly-owned subsidiary of Shire (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub merged with and into Baxalta, with Baxalta surviving as an indirect wholly-owned subsidiary of Shire.  The merger was completed on June 3, 2016.  Upon completion of the merger, Baxalta filed Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (No. 333-205327), pertaining to the removal from registration any registered but unsold or otherwise unissued shares of Baxalta’s common stock issuable under the Plan.

Under the terms of the merger agreement, Baxalta shareholders received $18.00 in cash and 0.1482 of Shire American Depository Receipts (ADRs) per each Baxalta share.

For those participants that held shares in the Baxalta Common Stock Fund, the cash consideration was invested in the appropriate Target Date Retirement Funds based upon the participant’s age and the ADRs received were invested in a new Shire Stock Fund, for which participants cannot make contributions or transfer funds to. For those participants that hold shares in the Self-Directed Fund, both the cash and ADR’s remained in the Self-Directed Fund with the participant having the ability to invest the cash or transfer it to another fund.

Contributions:

The Plan is a defined contribution plan and was created for the purpose of providing retirement benefits to United States employees of Baxalta and its subsidiaries, and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the United States Internal Revenue Code (IRC). Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation limited to a maximum of $18,000 a year in 2016. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $6,000 per year in “catch-up” contributions. Newly hired employees are deemed to have elected to contribute 3.0% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Company matches a participant’s savings contributions on a dollar for dollar basis up to 3.0% of the participant’s compensation, and matches any contributions between 3.0% and 4.0% of compensation at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, so that the maximum matching contribution for participant who contribute at least 4% of their compensation is 3.5% of compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan. The carrying amounts of contribution receivables reflect fair value due to their short-term maturity.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Participants are immediately vested in the elective contributions and matching contribution plus actual earnings thereon. The additional non-matching contributions become fully vested after three years of service. Participants are fully vested in the Company’s non-matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. The additional non-matching contributions for participants who had been employed by Baxter and its affiliates and became employees of Baxalta were fully vested upon spin-off. Forfeitures of nonvested accounts are used to reduce future employer contributions and as of December 31, 2016, $1.1 million of forfeitures were available to offset future contributions.

Participant Accounts and Investment Options:

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, State Street Global Advisors S&P 500 Index Non-Lending Series Fund (SSgA S&P 500 Fund), State Street Global Advisors International Index Non-Lending Fund (SSgA EAFE Equity Fund), State Street Global Advisors Russell Small Cap Index Non-Lending Series Fund (SSgA Small Cap Fund), Northern Trust S&P 400 Index Fund – DC-Non-Lending, State Street Global Advisors Emerging Markets Index Non-Lending Series Fund (SSgA Emerging Markets Fund), ten different Target Date Retirement Funds and the Self-Directed brokerage account. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.

In conjunction with Baxter’s spin-off of Baxalta, participants who maintained shares in the Baxter Common Stock Fund in the Baxter IIP were allocated shares in the Baxalta Common Stock Fund. Both of these funds were removed as investment options as of May 1, 2015. Participants cannot make contributions or transfer existing account balances to either of these Funds, but may make transfers out of these funds at any time. As previously described as a result of the merger between Shire and Baxalta, for those participants that held shares in the Baxalta Common Stock Fund, the cash consideration was invested in the appropriate Target Date Retirement Funds based upon the participant’s age and the ADRs received were invested in a new Shire Stock Fund, for which participants cannot make contributions or transfer funds to. For those participants that hold shares in the Self-Directed Fund, both the cash and ADR’s remained in the Self-Directed Fund with the participant having the ability to invest the cash or transfer it to another fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments

The fair value of Plan investments is determined as follows:

Cash equivalents	This consists of a short-term investment fund, the fair value of which is based on the net asset value. The

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

investment objective for this fund is to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market.

Self-directed accounts	The self-directed accounts hold cash, a money market fund, common stock, mutual funds, exchange traded funds and exchange traded notes. The common stock is valued at the closing price on an actively traded market. The mutual funds, exchange traded notes and exchange traded funds are all valued at the net asset value per share, which are traded on an active market. The money market fund is valued based upon the net asset value provided by the fund manager.

Common-collective trusts	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The underlying investments for all funds vary, with some holding diversified portfolios of domestic and international stocks, government agency and corporate bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica and Prudential. The portfolio of assets underlying the synthetic GICs primarily includes common-collective trusts and 103-12 investment entities, which are owned by the Plan, and a separate account with MetLife, for which MetLife owns the underlying securities of the separate account.

Contract value is the relevant measurement attribute for the Plan’s investment in the fully benefit-responsive investment contracts. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

The crediting interest rate, which is reset monthly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The credit rating for Transamerica was AA-, the credit rating for Prudential was AA-, and the credit rating for MetLife was AA- at December 31, 2016.

Events that lead to market value withdrawals that exceed 10 percent of the contract value of the GIC’s of Prudential, Transamerica and MetLife would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote. The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest, which is determined by the Retirement Plan Committee and is typically stated at the prime rate at the last day of the month prior to loan request, plus one percent.

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	U.S. employees of Baxalta or its subsidiaries which have adopted the Plan;

B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	U.S. employees who are not leased employees.

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and Voya Institutional Plan Services, LLC, serves as record-keeper for the Plan. Self-directed brokerage account assets are held in the custody of Charles Schwab & Co. Inc. (“Charles Schwab” or the “Custodian”) and are maintained by the Trustee.

The Retirement Plan Committee administers the Plan and they have the administrative and investment authority, responsibility and control over the assets of the Plan. Members of the committee are appointed by the Board of Directors of a subsidiary of Shire and are employees of Shire.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•	Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents*	$2,719	$-	$-	$-
Common stock	31,883	31,883	-	-
Common-collective trusts*	459,869	-	-	-
Self-directed account*	15,314	11,435	-	-
Total assets	$509,785	$43,318	$-	$-

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents*	$4,134	$-	$-	$-
Common stock	38,590	38,590	-	-
Common-collective trusts*	368,930	-	-	-
Self-directed account*	14,253	12,421	-	-
Total assets	$425,907	$51,011	$-	$-

*Investments that are measured at fair value using the net asset value per share or its equivalent as a practical expedient are not required to be classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy and the Statement of Net Assets Available for Benefits. The Self-directed account includes a money market fund that is measured at net asset value.

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The Plan did not have any transfers between Levels 1 and 2 during 2016 and 2015.

See Valuation of Investments in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

6.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Tax Status of the Plan

The Company filed an application for determination with Internal Revenue Service (IRS) on January 27, 2016, but has not yet received a determination letter that the Plan is designed in accordance with applicable sections of the IRC. The Company believes that the Plan and its amendments are currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

8.	Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2016 and 2015, the Plan held common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan trustee; shares of common stock and dividend income on those shares of Shire, the Plan sponsor; loans with participants; interest rate wrapper contracts of Prudential, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Transamerica, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of MetLife, issuer of the Plan’s fully benefit-responsive contracts; mutual funds and units of common-collective trusts managed by Northern Trust Corporation, an investment manager for the Plan; and mutual funds of Charles Schwab, an investment manager for the self-directed accounts within the Plan. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in-interest transaction prohibitions of ERISA.

SUPPLEMENTAL SCHEDULE

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 47-1869689 and Plan Number 002

December 31, 2016

Identity of Issue		Description of Investment	Cost (1)	Current Value

Cash Equivalents:

*	State Street Bank & Trust Company	Short-Term Investment Fund	-	$ 2,718,823
	Cash Equivalents		-	2,718,823

Common Stock:
	Baxter International Inc.	Common Stock	-	19,514,788
*	Shire PLC	Common Stock	-	11,062,092
	Cardinal Health Inc.	Common Stock	-	194,679
	Edwards LifeSciences Corp.	Common Stock	-	1,111,376
	Common Stock		-	31,882,935

Synthetic Guaranteed Investment Contracts:

*	Metropolitan Life Insurance Company	Separate Account	-	26,261,367
*	Goldman Sachs Prudential GA Term Fund 2016	103-12 Investment Entity	-	96,559
*	Goldman Sachs Prudential GA Term Fund 2017	103-12 Investment Entity	-	2,555,727
*	Goldman Sachs Prudential GA Term Fund 2018	103-12 Investment Entity	-	2,569,761
*	Goldman Sachs Prudential GA Term Fund 2019	103-12 Investment Entity	-	2,410,917
*	Goldman Sachs Prudential GA Term Fund 2020	103-12 Investment Entity	-	1,870,716
*	Prudential Core Conservative Int. Bond Fund	Common-Collective Trust	-	15,356,300
*	Transamerica Premier Loomis Intermediate Gov Fund	Common-Collective Trust	-	16,280,849
*	Goldman Sachs Transamerica Premier Term Fund 2016	103-12 Investment Entity	-	86,211
*	Goldman Sachs Transamerica Premier Term Fund 2017	103-12 Investment Entity	-	2,703,878
*	Goldman Sachs Transamerica Premier Term Fund 2018	103-12 Investment Entity	-	2,717,236
*	Goldman Sachs Transamerica Premier Term Fund 2019	103-12 Investment Entity	-	2,562,148
*	Goldman Sachs Transamerica Premier Term Fund 2020	103-12 Investment Entity	-	1,981,663
	Synthetic Guaranteed Investment Contracts		-	77,453,332

Common-collective Trusts:

*	SSgA Emerging Markets Fund	Common-Collective Trust	-	6,127,134
*	Northern Trust S&P 400 Index Fund	Common-Collective Trust	-	16,032,907
*	SSgA EAFE Equity Fund	Common-Collective Trust	-	25,735,621
*	SSgA S&P 500 Fund	Common-Collective Trust	-	110,671,466
*	SSgA Small Cap Fund	Common-Collective Trust	-	40,077,718
	Vanguard Target Retirement 2010	Common-Collective Trust	-	1,367,101
	Vanguard Target Retirement 2015	Common-Collective Trust	-	5,684,079
	Vanguard Target Retirement 2020	Common-Collective Trust	-	24,468,739
	Vanguard Target Retirement 2025	Common-Collective Trust	-	28,903,779
	Vanguard Target Retirement 2030	Common-Collective Trust	-	36,965,815
	Vanguard Target Retirement 2035	Common-Collective Trust	-	43,197,526
	Vanguard Target Retirement 2040	Common-Collective Trust	-	39,182,565
	Vanguard Target Retirement 2045	Common-Collective Trust	-	34,049,322
	Vanguard Target Retirement 2050	Common-Collective Trust	-	43,917,285
	Vanguard Target Retirement Income	Common-Collective Trust	-	3,487,891
	Common-Collective Trusts		-	459,868,948

Baxalta Incorporated and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 47-1869689 and Plan Number 002

December 31, 2016

	Identity of Issue	Description of Investment	Cost (1)	Current Value

*	Notes Receivables from Participants	Interest rates range from 4.25% to 10.5%		17,718,454

*	Self-directed account
	Self-directed account		-	15,313,430

	Total		-	$ 604,955,922

*	Party-in-interest
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXALTA INCORPORATED AND SUBSIDIARIES INCENTIVE INVESTMENT PLAN

Date: June 28, 2017	By:	/s/ Olivia Wakefield
Olivia Wakefield
Chair, Shire Holdings US AG Retirement Plan Committee